May 7, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	4Front Ventures Corp.

Registration Statement on Form S-3

File No. 333-276069

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, 4Front Ventures Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on Wednesday, May 8, 2024, at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Vanessa Schoenthaler of Saul Ewing LLP, counsel to the Registrant (“Counsel”), to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Counsel at (212) 980-7208.

Very truly yours, 4FRONT VENTURES CORP.

By:	/s/ Christopher Wimmer
Christopher Wimmer
General Counsel

CW/vjs

cc:	Vanessa Schoenthaler, Saul Ewing LLP